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Splash Beverage

Innovating with delicious, natural and healthy drinks that delight the body and inspire the mind.



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SPLASH
BEVERAGE GROUP

Amount Raised	Investors	Days Left
$0	0	164

Depending on the amount invested and investor accreditation status, this investment is being offered under either Regulation Crowdfunding through Flashfunders Funding Portal, LLC or Regulation D through FinTech Clearing, LLC. Learn more about accreditation & investor rights, SEC regulations, and the $20K threshold.

splashbeveragegroup.com Fort Lauderdale, FL Follow for updates



Pitch Fundraising Comments

Splash Beverage Group, Inc.


SPLASH BEVERAGE GROUP, INC.
"People – Brand – Plan"
Splash Beverage Group specializes in manufacturing, distribution, sales & marketing of various beverages across multiple channels. We operate in both the non-alcoholic and alcoholic beverage segments which we believe leverages our efficiencies and dilutes risk.
SBG believes its Business model is unique as it ONLY develops/accelerates brands it perceives to have highly visible preexisting brand awareness or pure category innovation – Tapout is a 20 year old brand now owned in part by the WWE which we believe to have preexisting brand awareness and we believe SALT Tequila to be the first line of flavored Tequila [4]
We are managed and governed by people we believe are some of the industry's best, and consequently we consider SBG to be perfectly positioned to capitalize on consumer demand and to create significant shareholder value.
TAPOUT
SALT
naturally flavored
100% AGAVE TEQUILA
prince
www.drinktapout.com
Tapout Licensed & Branded Hydration & Recovery Isotonic Sport Drinks
(Hispanic Focused Energy Drink Planned For Late 2018 in US and Latin America)
www.salttequila.com
We Believe The First Flavored Line of 100% Agave, 80 Proof Tequila From Jalisco, Mexico
Electrolyte Sport Chews & Beverage Planned for the Tennis and Golf Channels Late 2018
SPLASH

[4] - *WWE Key Performance Indicators - July 27, 2017*

Current Brand Line Up


CURRENT BRAND LINE UP
We believe we have strategically selected our Portfolio to maximize manufacturing & distribution efficiencies and spread (dilute) risk over multiple channels
On Deck
"TapouT Energy Drink"
Hispanic Focused Launch Planned for Late 2018 in US and Latin America (Spanish Label)
prince
"prince"
Electrolyte Sport Chews & Beverage Planned for the Tennis and Golf Channels Late 2018
TapouT Performance
3 in 1 Hydration & Recovery Isotonic Sport Drink Formally Associated with the UFC, now Aligned with and Licensed by The World Wrestling Entertainment (the "WWE") as an Official Training Partner. [4]
Salt Tequila
We Believe the First Flavored Hand Crafted 100% agave 80-proof. Tequila Line from Jalisco, Mexico
SPLASH


WE BELIVE ALL OUR BRANDS ARE IN
GROWTH CATEGORIES IN THE BEVERAGE SPACE
TAPOUT
SALT
naturally flavored
100% AGAVE TEQUILA
Category +7% vs. 2016
• Over the past five years, the U.S. retail market for energy and sports drinks expanded to $25 BILLON in 2016 after rising at an annual rate of 7 percent over the preceding half decade (1)
• We believe hydration and electrolyte replacement, is key to category expansion
• In our opinion, healthier alternative products, water enhancement Mio for example, are showing growth
• We also believe fitness and exercise trends are driving category growth
Category +7.1% vs 2016
• We believe flavoring has a significant impact on Rum, Vodka and Whiskey sales ... and we believe Tequila is next (2)
• In our view, premium 100% Agave brands driving consumption in the tequila market.
• George Clooney's, Casamigos Tequila sold for $700,000,000, net or ~19.4 times sales on $36,000,000 in sales for 2016 (3)
• We believe growth in Flavored spirit sales to be 10x that of non flavored spirits.
• It is our view that the female consumer segment is virtually untapped for "straight" tequila
SPLASH

[1] - *Energy Drink & Sports Drink Market Reaches $25 Billion*
[2] - *Distilled Spirits Council 2016 Economic Briefing*
[3] - *George Clooney Could Get Up To $233 Million From Casamigos Tequila Sale*

Our 4 Keys to Success


WHAT WE THINK ARE OUR 4 KEYS TO SUCCESS
1.
EXECUTIVE MANAGEMENT:
Management Team is comprised of executives who we consider to have been among the most successful in the distilled spirits industry. Brands that have been managed by our executives include: RedBull , Bob Marley Beverages, Sparkling Ice, Bolt house Farms, Nabisco, Sara Lee, Diageo, and Gallo Muscle Milk.
Our Board is Comprised of Individuals who we consider to be industry & Financial Experts including a recent President & CMIO of Diageo, Current President of Bacardi, former Nestle Senior Vice President, former Deloitte & Touche Partner, and a former SVP of HR for DuPont,.
2.
BUSINESS MODEL / BRAND PLAN – WE INTEND TO MARKET ONLY BRANDS WE BELIEVE HAVE EXISTING AWARENESS OR ARE INNOVATIVE:
TapouT is a 20 year old branding company generating $200M in annual revenue, 16 times greater than its company's 2006 sales Splash's TapouT branded beverages are now an Official Training Partner of the WWE which we provides us marketing leverage (4)
SALT Flavored Tequila is, in our view, truly innovative as we believe there are few flavored tequilas as of yet ... and Tequila is the 2nd fastest growing spirits segment. Additionally, flavors continue to positively impact spirits; together, flavored vodka and Canadian Whiskies had sales growth of more than additionally, flavors continue to positively impact spirits; together, flavored vodka and Canadian Whiskies had significant sales growth.
3.
WE BELIEVE WE HAVE EARLY TRACTION & MOMENTUM THAT PROVES OUR BRAND PLAN:
Products are on the shelf and are for sale in multiple channels - most importantly, in our opinion, chains are coming aboard due to our past relationships and their perception of the marketing reach of the WWE.
4.
EXECUTION & POTENTIALLY REALIZABLE VALUE ON EXIT:
As an example, George Clooney's Casamigos Tequila sold for $700,000,000 net or ~20 times sales on $36,000,000 in sales for 2016, as stated in Forbes. Bai Antioxidant Drinks was sold in early 2017 to Dr. Pepper SG for 1.7 Billion. (3)(12)
SPLASH

[12] - *Dr Pepper Snapple Agrees to Buy Bai Brands for $1.7 Billion*

People

PEOPLE
Executive Management

Robert Nistico
CEO & Managing Partner

- 26 Years experience in the Beverage Industry
- Executive management experience in all 3 Tiers of Beverage 3 Tier System. Served in executive roles with responsibilities for sales, marketing, distribution and brand development for beer, wine, spirits and non alcoholic beverage categories
- 5th Employee at Red Bull North America, Inc. and Served as SR Vice President & General Manager for Over 10 Years
- Most recently as President & CEO of Marley Beverages, led company from $0 to $45 Million in annual revenue in 3 years [5]

Kevin McClafferty
Distribution

- 27 Years experience in the Beverage Industry
- Led Marley Beverages with Mr. Nistico from $0 to $45 Million of revenue n 3 years [5]
- President of Sparkling Ice and brought that company to profitability in under 2 years [6]
- Helped Launch Bolthouse Farms which recently sold for $1.4 Billion to Campbell Soup [7]

Aida Aragon
Vice President National Accounts

- 15 Years Sale & Marketing Experience in Fast Moving Consumer Goods ("FMCG")
- les and Marketing Coordinator for CytoSport Creators of Muscle Milk. Her duties Included Execution of Grocery and Specialty Store Rollouts Increasing Muscle Milk's National Brand Awareness.
- Aida Aragon has a history of competing in fitness competitions, and has been featured in Planet Muscle, Natural Muscle, and Muscle Media Magazines Where She Developed Key Relationships in the Fitness & Nutrition Channels

[5] - *Company Overview of Splash Beverage Group, Inc.*; *Expo East 2012 Booth Check In: Marley Beverage Co.*
[6] - *Talking Rain's Sparkling Ice an Overnight Success — After 25 Years*
[7] - *Campbell Soup to Buy Bolthouse Farms for $1.55 Billion*

PEOPLE
Executive Management

Lee Brody
CMO

- 20 Years experience in the Beverage and FMCG Industries
- Led Marketing Team for Marley Beverages
- VP of Marketing for Steaz. [8]
- Agency EVP for Airborne Health Formula and ZonePerfect Nutrition Bars
- Recognized with Ad Age's Marketing top 50 Innovative Firms

Sanjeev Javia
Nutritional Scientist & Product Development

- Sports Nutrition & Fitness Industry Planner
- Throughout his career he has written nutritional plans for professional athletes including Olympic Gold Medalists [9]
- His client list includes Super Bowl MVPs Tom Brady and Kurt Warner, World Series Champions Curt Schilling and Randy Johnson, Stanley Cup Champions, PGA Players, Green Bay Packers, Red Sox & Denver Nuggets [9]
- We believe our association with Mr. Javia provides us a unique advantage that we expect to leverage and communicate at a time we deem proper

[8] - *Speaker Lee Brody - CMO*
[9] - *Brilliant Nutrition - Team - Sanjeev Javia; Sanjeev Javia; Sports Business Review: XELR8's Bazi Nutritional Drink*

BOARD OF DIRECTORS

Peter McDonough
Former PRESIDENT & CMIO, DIAGEO
Americas from 2008 to 2016

Robert Nistico, CEO & Founder
Former RED BULL SVP&GM

Jim Sjoerdsma, Founder & COB
SVP of HR for DUPONT

Justin Yorke, McGrain Financial
PARTNER

Tim Brasil, Founder

Pete Carr*
New PRESIDENT of BACARDI – former PRESIDENT of DIAGEO Control States (16 States where the State Govt owns the retail liquor stores)

Jack Mulhern*
Former PRESIDENT NESTLE USA

John Walsh*
Former DELOITTE & TOUCHE PARTNER*

*Transitioning to Advisory Board position

SALT Tequila

BRAND PORTFOLIO STRATEGY

Required (Minimum) Brand Attributes Incorporated that we believe Reduce & Dilute Risk



SALT Tequila

• We Believe We Are The First Flavored 100% Agave 80 Proof Tequila Line

• We think it has outstanding taste, especially given it is 80 Proof

• We believe flavoring has influenced sales growth of Rum, Vodka ,and now, brown liquors such as whiskies and brandies– In our opinion, Tequila is next

• Positive Total Category Growth of 7.1% and High End Segment up 14.9% in 2016 [2]

• Pennsylvania Liquor Board just authorized all 621 stores to carry SALT- The largest spirits buyer of the 17 Control States and, as such, we believe it is a leading influencer of merchandising in 16 other states where liquor sales are similarly controlled (i.e. "control states") [10]

• We believe the brand is gender neutral and a has appeal to female consumers due to the flavor profiles of chocolate, berry and citrus.

[10] - *Pennsylvania Liquor Control Board - Product Catalog; Apparent Consumption of Distilled Spirits By State, In Wine Gallons (Preliminary Report -*



Dec 2015)

SALT FLAVORED TEQUILA
SALT
naturally flavored
100% AGAVE TEQUILA
SALT
CITRUS
SALT
SALTED CHOCOLATE
SALT
BERRY
SPLASH

WE BELIEVE SALT IS AT THE INTERSECTION OF THE MOST IMPORT-ANT TRENDS OF THE DISTILLED SPIRITS MARKET
U.S. tequila revenue
In billions
$2.5
2.0
1.5
1.0
0.5
0
'03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13
Source: Distilled Spirits Council of the U.S.
Flavored Spirits Driving Category Growth
14.0%
3.6%
Total Spirits
Flavored Spirits
Flavored spirits are growing 10 times faster than total spirits.
Vodka and Whiskey make up the majority of flavored spirits growth but also Rum and Tequila.
Flavors ranging from candy shop flavors like cotton candy to sophisticated flavors like hibiscus.
Source: Distilled Spirits Council of the U.S.
SPLASH

See footnote 2.

SALT MARKETING & ADVERTISING
SALT
100% AGAVE TEQUILA
SMOOTH & UNEXPECTED.
PURE DRINKABILITY
100% AGAVE TEQUILA
SALT Tequila App
App Store
BEST OF PHILLY
Taste
Vintage Cocktails
Pittsburgh
Best Pittsburgh
SPLASH
CONFIDENTIAL - Splash Beverage Group, Inc.



OUR PERCEPTION OF THE TYPICAL SALT CONSUMER
Value (<$13)
Premium ($14-$34)
Super Premium ($34+)
Female
Male
21
40
SALT
naturally flavored
100% AGAVE TEQUILA
We see the SALT Tequila drinker as a young, active and social woman or man who is out of college and looking for a more sophisticated option for social occasions.
SPLASH
CONFIDENTIAL - Splash Beverage Group, Inc.

SELECTED PORTRAYALS OF SALT IN SOCIAL MEDIA
SALT
100% AGAVE TEQUILA
CHOCOLATE
SALT Tequila
You Tube
salt tequila
SPLASH
CONFIDENTIAL - Splash Beverage Group, Inc.



SELECTED PORTRAYALS OF SALT IN SOCIAL MEDIA (CONT.)



SALT Tequila
Lee
Home
Find Friends
Create Page
Recent
2014
2013
2012
Founded
SALT
CRAVE IT.
SALT Tequila
Wine/Spirits
Liked
Following
Message
Timeline
About
Photos
Likes
More

SALT FLAVORED TEQUILA

"Foundation Room Las Vegas"



Activation Strategy

- Trade focused introductory event in Las Vegas
- Focus on premise – promotional events, sampling
- Dedicated field sales and marketing staff on site
- Continue on premise focus through events, bar merchandise, specialty cocktails
- Amplify awareness through media (PR/adv/social)
- Holiday-based retail strategy – Valentine's Day, Cinco de Mayo, Fourth of July, Christmas

BRAND ACTIVATION AND MARKETING



SALT
STK

EXODUS LAS VEGAS

bpm


SALT TEQUILA AWARDS
MicroLiquor
SPIRIT AWARDS
TRIPLE GOLD MEDAL
PACKAGE DESIGN
Presented To:
Splash Beverage Group
SALT
Chocolate Tequila
MicroLiquor
SPIRIT AWARDS
GOLD MEDAL
Presented To:
Splash Beverage Group
SALT
Chocolate Tequila
SPLASH

TapouT Beverages


BRAND PORTFOLIO STRATEGY – TAPOUT BEVERAGES –
MUST HAVE MEASURABLE LEVEL OF EXISTING BRAND AWARENESS
Required (Minimum) Brand Attributes to Reduce & Dilute Risk
TapouT
• TapouT has 20 Years of Operating History and $200M of Sales in 2016 of Branded Merchandise. We Believe Our Partnership with the Core Brand Will Leverage Our Sales of TapouT Beverages
• New Partnership with WWE = 277M Impressions monthly in 62M households – All Celebrities to Wear TapouT Clothing
• TapouT athletic wear is already being sold at Major retailers ; we believe it appeals to both male and female consumers raising awareness to the core brand.
• New Branding Tied to WWE as Official Training Partner of TapouT.
We believe TapouT's vision is to become the next Under Armour and not exclusively an entertainment wrestling brand. In our view, there are already a variety of TapouT branded products & properties to help realize the TapouT vision, (Tapout branded Yoga Clothing, Tapout Gyms, Tapout Atheletic Equipment, Tapout Workout Videos, and Tapout Body Spray by Elizabeth Arden sold at in Wal-Mart, among others).
TAPOUT
SPLASH

TAPOUT

Vertical Strategy













TAPOUT
HYBRID
BERRY PUNCH
TAPOUT
EUROPA
LONE STAR
TAPOUT

FITNESS CHANNEL
Tapout Hybrid - Credibility & Belief
Built Thru Opinion Leaders

TRADITIONAL CHANNELS
(Grocery, Convenience, etc.)
Captures the Health Minded & is "Aspirational"

HISPANIC CHANNELS
Labeled in Spanish to Speak
Directly Consumer Demographic

TAPOUT'S WWE PARTNERSHIP





TAPOUT
VARIETY
WWE to Relaunch Tapout Clothing Brand in New Joint Venture
Tapout had previously been closely aligned with MMA fighting.
TAPOUT
MOST POPULAR

WE CONSIDER THE WWE AMULTI-PLATFORM GLOBAL ENTERTAIN-MENT COMPANY WHICH SHOULD HELP SPLASH RAISE AWARENESS OF TAPOUT BRANDED BEVERAGES (11)



WWE Talent
150+ Superstars, Divas and Legends
Television Programming 170+ countries/35 languages 11.5+ hours of original programming/week globally 13 million viewers/week (U.S.)
WWE Network
24/7 OTT
All 12 PPV Events
Video On Demand
Original programming
Consumer Products
200+ licensing partners
Global partnership with Mattel
68+ million video games sold
Digital and Social Media
450+ million fans across all platforms
Over 4.2 billion video views on YouTube
300+ million WWE.com page views/month globally
16 million downloads of WWE App
WWE Studios
40+ films
8-10 new releases per year
Home Video
25+ titles released annually
Over 400 titles in catalog
Music Original releases
iTunes, Amazon.com
WWE Events 6 shows per week 320 events annually

(11) - Unrelated to Footnote [11], here refers to *WWE Brand Presentation (PowerPoint presentation available upon request).*


WE BELIEVE THERE MAY BE AFFINITY FOR THE WWE AND ITS BRAND PARTNERS SUCH AS TAPOUT IN MORE THAN HALF OF US TV HOMES (11)
MUSCLE & FITNESS
JOHN CENA
MUSCLE & FITNESS Hers
116M TOTAL U.S. TV HOMES
62M WWE FAN HOMES
13M PASSIONATE FANS
28M CASUAL FANS
21M LAPSED FANS
SPLASH

(11) - Unrelated to Footnote [11], here refers to *WWE Brand Presentation (PowerPoint presentation available upon request).*


TAPOUT IS AN OFFICIAL TRAINING & FITNESS PARTNER OF THE WWE
BODY SHOP
The Boot Camp Workout
You Tube
WWE's 25 hottest bodies
WIN THE TITLE "WWE FAN FAMILY OF THE YEAR"
See how The Game trained for "End of an Era"
SPLASH















WWE MARKETING INTEGRATION WITH SPLASH'S TAPOUT BRANDED BEVERAGES – WWE HAS 739 MILLION FOLLOWS ON SOCIAL MEDIA TO LEVERAGE (15)
DIGITAL MEDIA STATS
500 MILLION+
FANS & FOLLOWERS
5 BILLION+
VIDEO VIEWS
WWE.COM
MOBILE APP
DIGITAL MEDIA
We have developed customized digital media content for social media and in store promoting Tapout as the official fitness and training partner of the WWE:
• Integration on WWE YouTube Channel
• Geotargeted digital ads around specific events
• Email blasts to TapouT and WWE fans to drive store traffic
LIVE EVENTS
320+ LIVE EVENTS EACH YEAR
52 WEEKS PER YEAR
6 EVENTS PER WEEK AVERAGE
2 MILLION ATTENDEES GLOBALLY
12 PAY-PER-VIEW LIVE EVENTS SCHEDULED ANNUALLY
HIGH IMPACT ENDORSEMENTS
Talent to tweet or post announcement that Tapout product has launched at 7-Eleven.
• John Cena – 44 Million+ fans 15
• Bella Twins – 12 million + fans 15
TAPOUT
SPLASH

[15] - *WWE Likely To Top One Billion Social Media Followers In 2018*









PACKAGING TIED TO WWE AND IS BI-LINGUAL (SPANISH)
TAPOUT
WILD ORANGE
NARANJA SALVAJE
CITRUS KICK
PATADA ACIDA
PERFECTLY BALANCED HYDRATION & RECOVERY
SPLASH

Execution



SPLASH
BEVERAGE GROUP

EXECUTION

ILLUSTRATIVE EXAMPLES OF SPLASH'S MARKETING EXECUTION-1

All Brands on Shelf and Currently Available for Sale



FOUNDATION ROOM
Lingerie party
SALT
100% AGAVE TEQUILA
SATURDAY NOVEMBER 21
RSVP TO SHAWN@CHEYENNEMARKETING.COM
SMOOTH & UNEXPECTED
CRAVE IT

ILLUSTRATIVE EXAMPLES OF SPLASH'S MARKETING EXECUTION-2

All Brands on Shelf and Currently Available for Sale




OUR HYBRID DISTRIBUTION MODEL USES
ALL 3 ROUTES TO MARKET
DIRECT WAREHOUSE
National chains
Walmart, Target
DIRECT STORE DELIVERY "DSD" WITH CLASS A DISTRIBUTORS
Independent local markets, regional chains
Budweiser, Pepsi, RedBull, Golden, Paradise, etc.
BROADLINE DISTRIBUTORS
National & Regional chains, specialty food & C-Stores
UNFI, KeHE, DPI McLane, Coremark
We have signed what we believe to be strategic key Broadline Distributors which should give us the ability to distribute to every national and regional chain – We consider this to be very important competitive advantage
SPLASH

Financial Overview


SPLASH
BEVERAGE GROUP
FINANCIAL OVERVIEW

5 YEAR PROJECTIONS

(Based on MINIMUM VPO's and Does Not Include Acquisitions, Line Extensions, Cash on Exits, etc.)

Income Statement	Year 1	Year 2	Year 3	Year 4	Year 5
Unit Sales (Case Volume)	237,100	481,000	1,618,500	3,676,000	5,022,000
GROSS SALES REVENUE	**6,023**	**15,756**	**40,398**	**91,728**	**154,536**
total stores projected per year	6100	14700	50200	86000	135000
Royalties - International	0	250	865	1,000	2,000
Permanent Discounts	(162)	(346)	(1,104)	(2,507)	(3,565)
Distribution Costs (w-house & transport)	(447)	(907)	(3,052)	(5,882)	(6,529)
NET SALES VALUE	**5,413**	**14,753**	**37,107**	**84,339**	**146,442**
TOTAL GROSS PROFIT	1071	3,694	10,251	26,173	51,729
Blended Gross Margin %	*27%*	*29%*	*33%*	*37%*	*41%*
Marketing	2367	4,396	4,628	5,253	5,699
Total SG&A Expenses	3,037	4,128	4,146	6,906	7,562
% net change		+36%	+/-0%	+66%	+9%
Net Income (Not Including Operating Capital)	**(4,437)**	**(5,081)**	**2,114**	**12,663**	**36,534**

"Revenue forecasts / case sale assumptions for each year are based on the number of store openings each year and are calculated by multiplying the number of stores by the minimum sales required by each channel to stay in distribution and as a result are conservative. Growth each year is defined by additional store openings and projected display activity in key accounts which dramatically increases sales in existing accounts. Year to year marketing and operational expenses are planned in concert with expansion to support growth."

SPLASH

EXAMPLES OF COMPARABLE BEVERAGE INDUSTRY COMPANY SALE TRANSACTIONS WE CONSIDER RELEVANT

- The global refreshment-beverages industry recorded more than $880 Billion in sales in 2015, with continued projected growth in 2016, and a projected value of $1 trillion by 2020.
- We believe Vitamin Water's $4.2B sale to Coca-Cola demonstrates significant interest by strategic organizations in the Functional Beverage Category.
- We have structured and positioned Splash Beverage Group to capitalize on our perception of consumer trends in order to maximize our growth potential and future value.

Year	Target	Acquirer	EV	EV/Sales	EV/EBITDA	Category/Segment
2016	Bai	Dr Pepper SG	1.7 B	6.5x	-	New Age
2006	Wm. Bolthouse Farms, Inc.	Madison Dearborn Partners, LLC	1.02 B	4.5x	-	Fruit & Vegetable Juices, RTD Coffee
2014	Wm. Bolthouse Farms, Inc.	Campbell's	1.55 B	6.1x	-	Fruit & Vegetable Juices, RTD Coffee
2015	Deep Eddy Vodka	Heaven Hill	425 M	5.1x	13.7x	Vodka

Foot notes 11, 12 & 13

SPLASH

**NOTE: Comparable transactions relevant as of 11/7/2017. Updated information available upon request.

[11] - *Campbell Soup to Buy Bolthouse Farms for $1.55 Billion*
[12] - *Dr Pepper Snapple Agrees to Buy Bai Brands for $1.7 Billion*
[13] - *Deep Eddy Vodka Founder Forms VC Firm with Former Coke Exec*

Key Points

KEY POINTS
• TapouT is a 20 Year Old Global Brand producing $200 Million in Annual Revenue – We believe its relationship with WWE provides our non-alcoholic beverages brand leverage
• We believe SALT, our Flavored Tequila line, is First to Market in the Fastest Growing Segment of the Distilled Spirits Market
• We producing Prince branded items and believe they will grant us access to new marketing channels
• Management Team is Comprised of what we consider among the industry's best and most successful executives
• Products on Shelf in Multiple Channels in both Mexico & USA
• We consider our Board of Directors is second to none, and comprised of Industry and Financial Experts
• TapouT Hispanic Focused Energy Drink to Launch End 2018
• Celebrity branded rum planned for end of 2018
• George Clooney's Casamigos Tequila sold for $700,000,000 net or ~20 times sales on $36,000,000 in sales for 2016, as stated in Forbes. And Bai Antioxidant Drinks recent sale to Dr. Pepper SG 1.7 BILLION earlier this year.
SPLASH

Risks & Disclosures

Click Here to View Risks and Disclosures

10b-9 Compliance

Will insider investments be accepted for this offering?*
Yes.

If yes, these are the names of the insiders that have invested or are expected to invest:
McGrain Financial will be investing in this 506(c) offering. Justin Yorke is a Partner at McGrain Financial and is also Board Member of Splash Beverage Group, Inc.

What is the maximum amount of investment that will be accepted from insiders?
Any above listed individual or entity may invest up to

the maximum total investment amount sought in this offering unless otherwise disclosed. Additionally, any investment accepted from an insider will not count toward the offering's minimum contingency. The investment will only be reflected as a part of the total amount raised after the contingency has been reached.

Definitions:

Transactions for or on behalf of the Issuer or broker-dealer, their affiliates or associated persons (including control persons, officers, employees, and immediate family members thereof), or any entities through nominee accounts require disclosure.

- "Affiliate" means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with, the Issuer.

- "Officer" means an Issuer's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the Issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Issuer. Officers of the Issuer's parent(s) or subsidiaries shall be deemed officers of the Issuer if they perform such policy-making functions for the Issuer. In addition, when the Issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the Issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

- "Immediate family" shall mean any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

- "Control person" is a person that directly, or

indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the issuer or broker/dealer

- "Control" is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise

* This offering will only close if the minimum offering contingency is fully met with non-insider purchases.

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